UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                November 10, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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MISCELLANEOUS

MAJOR SHAREHOLDER NOTIFICATION

In accordance with Section 29 of the Securities Trading Act, Novo Nordisk hereby reports that on 4 November 2008 Novo Nordisk received notification from The Capital Group Companies Inc. that it pursuant to letter of application of 7 February 2008 to the Danish FSA regarding the exemption requirements for parent companies under Executive Order 1225 section 12 and 14 no longer will report interest in securities in Denmark on its own behalf. Instead, voting interest and ownership in shares will be reported separately by Capital Research and Management Company, Capital Group International Inc. or the mutual funds and clients themselves, as appropriate. None of the individual entities have shareholdings above the threshold of 5% of the issued share capital.

Further, The Capital Group Companies Inc. informed Novo Nordisk that the filing is not being made to reflect an acquisition or disposition of shares, but rather to reflect that the Capital Group Companies Inc. as a parent company is exempted from the requirements to file aggregate ownership reports under Executive Order 1225. Should the voting interests or ownership in shares held by Capital Research and Management Company, Capital Group International Inc. or the mutual funds and clients exceed a reporting threshold, such entity will file a report separately in the future.

Novo Nordisk is a healthcare company and a world leader in diabetes care.
In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,550 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


FURTHER INFORMATION:
Media:                                Investors:

Elin K Hansen                         Mads Veggerby Lausten
Tel (direct): (+45) 4442 3450         Tel (direct): (+45) 4443 7919
ekh@novonordisk.com                   mlau@novonordisk.com

                                      Hans Rommer
                                      Tel (direct): (+45) 4442 4765
                                      hrmm@novonordisk.com
In North America:
Sean Clements                         Kasper Roseeuw Poulsen
Tel (direct): (+1) 609 514 8316       Tel (direct): (+45) 4442 4471
secl@novonordisk.com                  krop@novonordisk.com

Company Announcement no 73 / 2008



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 10, 2008                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer